STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	March 1, 2006
Corporate Office:	#SRU-03-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

MASSIVE SULPHIDES CONFIRMED FOR 4.2 CONTINUOUS KILOMETERS WEST OF FERGUSON LAKE

Starfield’s 2005 drilling program at Ferguson Lake included twelve diamond drill holes along the previously untested 800 meters of electromagnetic geophysical anomaly connecting the 119 Zone and the known western limits of West Zone. Drill intercepts of massive sulphides were encountered on all of the four sections drilled between the two zones, confirming that from the west shore of Ferguson Lake, sulphide lens(es) have a continuous strike length of over 4.2 kilometers.

The 119 Zone was tested by drilling over 400 meters of strike length in 2002 and was estimated to contain an inferred mineral resource of 5.8 million tonnes of sulphide mineralization grading 1.31 % copper, 0.72% nickel , 0.086% cobalt , 2.02 g/t palladium and 0.30 g/t platinum at a 1.5% Cu+Ni cutoff grade ( Dr . N. C. Carter, P.Eng., April 8, 2003). A revised resource estimate for 119 Zone, and the intervening area between it and West Zone, incorporating the 2005 drilling results is in progress. Highlights from the 2005 infill drilling are shown in the following Table and all of the results are reported in the Appendix: Table 1 of this news release which also includes a discussion of analytical procedures.

MASSIVE SULPHIDE INTERCEPT HIGHLIGHTS INFILL DRILLING 119 ZONE to WEST ZONE

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-233	-70°	75+81W/4+14N	857.14-867.15	10.01 (32.84)	1.13	0.64	0.076	1.70	0.60	2.30
05-231	-75°	75+81W/4+14N	888.23-905.12	16.89 (55.41)	1.57	0.78	0.088	2.08	0.47	2.55
		(including	896.21-901.80	5.59 (18.34)	1.71	0.99	0.110	2.49	0.70	3.19
05-229	-81°	74+00W/3+90N	806.68-830.00	23.33 (76.54)	1.23	0.62	0.076	1.62	0.47	2.09
		(including	808.68-818.90	10.22 (33.53)	1.19	0.84	0.099	2.34	0.77	3.11)
05-223	-70°	74+00W/6+25N	1020.00-1022.00	2.20 (7.22)	1.10	1.06	0.143	2.45	0.35	2.80
			1049.00-1067.50	18.50 (60.70)	1.66	0.87	0.100	2.31	0.31	2.62
		(including	1050.00-1060.50	10.50 (34.45)	1.70	0.94	0.111	2.45	0.38	2.83)
		(including	1056.00-1057.00	1.00 (3.28)	1.29	0.99	0.117	2.55	2.77	5.29)
05-232	-77°	72+00W/6+00N	852.47-856.65	4.18 (13.71)	1.68	0.89	0.103	2.21	0.60	2.81
			865.77-869.32	3.55 (11.65)	1.47	0.94	0.109	2.43	0.15	2.58
			873.18-880.60	7.42 (24.34)	1.22	0.94	0.103	2.14	0.15	2.29
05-225	-68°	70+00W/7+25N	817.89-825.11	7.22 (23.69)	0.67	0.58	0.068	1.52	0.13	1.65
			833.05-839.40	6.35 (20.83)	0.73	0.43	0.053	1.00	0.34	1.34
05-227	-76°	70+00W/7+25N	833.00-835.78	2.78 (9.12)	0.65	0.91	0.100	2.54	0.75	3.29
		(including	833.00-834.00	1.00 (3.28)	0.99	1.03	0.113	2.53	1.83	4.36
			856.56-860-00	3.44 (11.29)	0.76	0.80	0.086	2.28	0.18	2.46

*2PGE=Pt+Pd

Sulphide lens(es) within West Zone are exposed on surface for about 1.8 kilometers from the west shore of Ferguson Lake where they dip 45 degrees north. Further west where the sulphide lenses are obscured by overburden and cover rock, the lenses dip steeply (65 to 70 degrees) north. The 2005 drill holes were tested by down-hole PEM geophysical surveys by Crone Geophysics and Exploration Ltd. and the conductive sulphide lens(es) are interpreted to be sheet-like in form with a top to bottom extent of 900 to 1000 meters.

Starfield Resources anticipates that the 13,414 meters of infill drilling completed along the 800 meters of strike length between West and 119 Zones will add to the inferred category of mineral resources. In this news release the results are organized by drill section from west to east between 119 Zone area grid line 75+81W to line 70+00W of West Zone.

Of interest is the fact that there is a portion of the massive sulphide mineralization found on each drill section that features an enrichment in platinum values which has been traced westward along strike from drill hole 02-105A on grid line 64+00W to line 75+81W (see holes 05-231 and 233; 05-223; 05-232; 05-227 Appendix:Table1). Also of interest is the low sulphide PGE style of mineralization which was encountered in hole 05-224 on line 74+00W (7.97g/t 2PGE’s Appendix: Table 1), the westernmost extent of this style of mineralization found to date.

Complete assay data for these holes is presented in an Appendix to this News Release and is also available for viewing at http://www.starfieldres.com

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	March 1, 2006
Corporate Office:	#SRU-03-06
APPENDIX I
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada
APPENDIX TABLE I
119 ZONE INFILL To WEST ZONE : MAIN SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
		Section 75+81W
05-233	-70°	75+81W/4+14N	857.14-867.15	10.01 (32.84)	1.13	0.64	0.076	1.70	0.60	2.30
		(including	858.90-860.41	1.51 (4.95)	0.45	1.10	0.130	2.64	1.41	4.05)
		(and	861.61-866.25	4.64 (15.22)	1.31	0.79	0.094	2.02	0.74	2.76)
		(including	864.23-866.25	2.02 (6.63)	1.41	1.00	0.118	2.49	1.16	3.65)

05-231	-75°	75+81W/4+14N	877.42-878.05	0.63 (2.07)	0.29	1.12	0.124	2.46	0.01	2.47
			888.23-905.12	16.89 (55.41)	1.57	0.78	0.088	2.08	0.47	2.55
		(including	888.23-895.00	6.77 (22.21)	1.42	0.96	0.108	2.52	0.43	2.95)
		(and	896.21-901.80	5.59 (18.34)	1.71	0.99	0.110	2.49	0.70	3.19)
		(and	899.00-900.00	1.00 (3.28)	1.52	1.11	0.122	2.24	2.30	4.54)

		Section 74+00W
05-228	-70°	74+00W/3+90N	640.09-641.44	1.35 (4.43)	1.21	0.45	0.063	0.54	0.19	0.73
			785.51-786.00	0.49 (1.61)	0.30	0.84	0.157	1.35	0.03	1.38

05-226	-77°	74+00W/3+90N	708.89-716.00	6.11 (20.05)	0.86	0.50	0.072	1.07	0.06	1.13
			752.19-754.77	2.58 (8.46)	0.52	0.55	0.080	0.95	0.11	1.06
			761.00-762.40	1.40 (4.59)	0.82	0.71	0.121	1.37	0.11	1.48

05-229	-81°	74+00W/3+90N	806.68-830.00	23.33 (76.54)	1.23	0.62	0.076	1.62	0.47	2.09
		(including	808.68-818.90	10.22 (33.53)	1.19	0.84	0.099	2.34	0.77	3.11)
		(and	823.27-826.25	2.98 (9.78)	2.12	0.83	0.098	2.05	0.16	2.21)
		(and	827.30-830.00	2.70 (8.86)	1.47	0.93	0.108	2.20	0.88	3.08)
			837.90-842.25	4.35 (14.27)	1.10	0.63	0.074	1.85	0.25	2.10

05-223	-70°	74+00W/6+25N	1017.30-1022.20	4.90 (16.08)	1.83	0.57	0.077	1.62	0.18	1.80
		(including	1020.00-1022.00	2.20 (7.22)	1.10	1.06	0.143	2.45	0.35	2.80)
			1049.00-1067.50	18.50 (60.70)	1.66	0.87	0.100	2.31	0.31	2.62
		(including	1056.00-1057.00	1.00 (3.28)	1.29	0.99	0.117	2.55	2.77	5.29)

05-224	-75°	74+00W/6+25N	1056.75-1057.92	1.17 (3.84)	0.52	0.75	0.087	1.67	0.16	1.83
			1240.45-1240.77	0.32 (1.05)	0.16	0.81	0.050	2.36	0.17	2.53

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
		Section 72+00W
05-230	-70°	72+00W/6+00N	725.47-726.02	0.55 (1.80)	0.24	0.80	0.112	1.33	0.14	1.47
			894.38-895.38	1.00 (3.28)	0.24	0.69	0.093	1.83	0.10	1.93

05-232	-77°	72+00W/6+00N	852.47-856.65	4.18 (13.71)	1.68	0.89	0.103	2.21	0.60	2.81
		(including	852.47-853.14	0.67 (2.20)	3.51	0.89	0.098	2.40	2.63	5.03
			864.79-869.32	4.53 (14.86)	1.37	0.82	0.092	2.08	0.12	2.20
		(including	865.77-869.32	3.55 (11.65)	1.47	0.94	0.109	2.43	0.15	2.58)
			873.18-880.60	7.42 (24.34)	1.22	0.94	0.103	2.14	0.15	2.29

05-234	-82°	72+00W/6+00N	1245-95-1246.45	0.50 (1.64)	0.13	0.97	0.118	4.39	0.03	4.42

		Section 70+00W
05-225	-68°	70+00W/7+25N	817.89-825.11	7.22 (23.69)	0.67	0.58	0.068	1.52	0.13	1.65
			833.05-839.40	6.35 (20.83)	0.73	0.43	0.053	1.00	0.34	1.34
		(including	833.05-834.55	1.50 (4.92)	0.56	0.97	0.120	2.03	0.06	2.09
			920.70-921.58	0.88 (2.89)	1.06	0.76	0.085	1.63	0.26	1.89

05-227	-76°	70+00W/7+25N	833.00-835.78	2.78 (9.12)	0.65	0.91	0.100	2.54	0.75	3.29
		(including	833.00-834.00	1.00 (3.28)	0.99	1.03	0.113	2.53	1.83	4.36
			856.56-860-00	3.44 (11.29)	0.76	0.80	0.086	2.28	0.18	2.46

	Also Low Sulphide PGE
05-224	-75°	74+00W/6+25N	1033.50-1034.75	1.25 (4.10)	76ppm	77ppm	15ppm	7.76	0.21	7.97

*2PGE=Pt+Pd

Analytical Procedures

          Starfield Resources Inc.’s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, the core is stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

          Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).

          Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter- laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project. True thickness of the drill intercepts are not defined at this time.